IASG Alternatives, LLC
Report on Audit of
Financial Statements

December 31, 2025

THOMAS FAUST, CPA
Certified Public Accountant

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
IASG Alternatives, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of IASG Alternatives, LLC, as of December 31, 2025, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of IASG Alternatives, LLC as of December 31, 2025 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of IASG Alternatives, LLC's management. My responsibility is to express an opinion on IASG Alternatives, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to IASG Alternatives, LLC in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis,

evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of IASG Alternatives, LLC's financial statements. The supplemental information is the responsibility of IASG Alternatives, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, is fairly stated, in all material respects, in relation to the financial statements as a whole.

IASG Alternatives, LLC

Thomas Faust, CPA, LLC
d/b/a/ Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
March 23, 2026

IASG Alternatives, LLC

IASG Alternatives, LLC
Statement of Financial Condition
As of December 31, 2025

Assets
  Cash $ 50,350
  Fees receivables 100,569
  Fees receivables from affiliated entity 121,283
  Other assets 9,562

   Total Assets 281,764$

Liabilities and Members' Equity
  Liabilities
    Accounts payable 142,654$

Total Liabilities 142,654

Members' Equity <u>139,110</u>

Total Liabilities and Members' Equity 281,764$

The accompanying notes are an integral part of the financial statements.

IASG Alternatives, LLC
Statement of Operations
For the Year Ended December 31, 2025

Income
  Referral fees $ 599,835
    Total Income 599,835

Expenses
  Commissions 419,706
  Professional fees 18,977
  Regulatory fees 14,245
  Insurance expense 78,257
  Occupancy 2,506
  Other operating expenses 5,679

    Total Expenses 539,370

Net Income (Loss) $ 60,465

IASG Alternatives, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2025

Balance at beginning of year $ 78,645

Net income 60,465 Member Distributions -
Member Contributions -

Balance at end of year $ 139,110 The accompanying notes are an integral part of the financial statements.

IASG Alternatives, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities
   Net Income (loss) $ 60,465
   Adjustments to reconcile net income to net
     cash provided by operating activities
     (Increase) decrease in operating assets:
      Fees receivables (144,386)
      Other assets (4,964)
     Increase (decrease) in operating liabilities:

Accounts payable 89,351
    Net cash provided by operating activities 466

Cash flows from financing activities
    Member contributions -
    Member distributions -
     Net cash used in financing activities -

Net Increase in cash 466

Cash at beginning of year 49,884

Cash at end of year $ 50,350

Supplemental Cash Flow Disclosures
  Cash paid during the year for:
    Income taxes $ -
    Interest $ -

The accompanying notes are an integral part of the financial statements.

IASG ALTERNATIVES, LLC

Notes to Financial Statements

December 31, 2025

1. Organization and Business

IASG Alternatives, LLC (the "Company"), an Illinois limited liability company, was formed on February 27, 2015 and commenced operations as broker-dealer on November 12, 2015. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company conducts business primarily in dealings with the private placement of securities. The broker-dealer operates primarily out of Illinois with another registered representative working out of Washington state.

The Company's primary source of revenue is introducing high net worth individuals to private placements focused in liquid alternatives.

1b.

Recently Issued Accounting Pronouncement Adopted - In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. This pronouncement was adopted effective January 1, 2024. For further information, refer to Note 6.

2. Method of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Fees Receivables

Fees receivables are stated at their estimated realizable value. Allowance is estimated by the Company based on an analysis of specific customers, taking into consideration the age of past due accounts and an assessment of the customer's ability to pay. In the opinion of the Company, all receivablesare collectible in full, therefore,there is no allowance for credit losses atDecember 31, 2025.

Revenue Recognition

Revenue related to private placement offerings is recognized in the period the revenue is earned.

In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers: Topic 606", which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles, The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with five components of the pronouncement.

- ξ Identify the contract with the customer
- ξ Identify the performance obligation
- ξ Determine the transaction price
- ξ Allocate the transaction price to the performance obligation
- ξ Recognize the revenue when the performance obligation is met

IASG ALTERNATIVES, LLC

Notes to Financial Statements

December 31, 2025

2. Method of Accounting, continued

Income Taxes

No provision for Federal income taxes has been made in the accompanying financial statements, as each member is responsible for reporting income or loss based on his or her pro rata share of the profits or losses of the Company.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31,2025.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determined that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Related Party Transactions

The Company had a sublease agreement with Institutional Advisory Group, Inc. (IAS), which is related through common ownership. The agreement expired on August 31, 2017 and the Company began renting from IASG on a month-to-month basis. For the year ended December 31, 2025, rent expense was $2,506. There were no amounts due to IASG as of December 31, 2025, and there are no future obligations related to this agreement.

The company has a referral agreement with Le Mans Trading LLC, which is related through common ownership. In 2025, $164,281 was received through this referral arrangement and at year end $121,365 is an open receivable.

4. Net CapitalRequirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 and 2/3% of "aggregate indebtedness", as defined.

At December 31, 2025, the Company had net capital and net capital requirements of $40,307 and $5,000, respectively.

5. Statement of Changes in Subordinated to Claims of General Creditors

For the year ended December 31, 2025, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statement has been presented.

6. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer which is comprised of private placement services described in Note 1. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies in Note 2 above.

IASG ALTERNATIVES, LLC

Notes to Financial Statements

December 31, 2025

7. Commitments and Contingencies

Management has evaluated possible commitments and contingencies at December 31, 2025. They concluded that there were no commitments or contingencies that would require recognition or disclosure in the financial statements.

8. Subsequent Events

The Firm has evaluated subsequent events through the date which the report of the independent registered accounting firm on the financial statements, which is the date they were

available to be issued. Management has concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements.

IASG Alternatives, LLC
Schedule l Computation of Net Capital Under SEC Rule
15c3-1 As of December 31, 2025

Computation of net capital

Total members' equity $ 139,110 Deductions and/or charges:
Non-allowable assets:
Fees receivables 94,205 Other assets 4,598 Net capital before
haircuts on securities positions 40,307

Haircuts on securities - Net Capital 40,307 **Computation of basic**

capital requirement

Minimum of net capital required (greater of $5,000 or 6 2/3% of
aggregate indebtedness) 5,000

Net capital in excess of net capital requirement $ 35,307

Computation of aggregate indebtedness

Aggregate indebtedness 142,654 Ratio of aggregate indebtedness

353.92%

Part Part IIA Reconciliation Between Audited and Unaudited Net Capital

As of December 31, 2025, there were no material differences between net capital above and the net capital as reported on the Firm's Part IIA most recently filed FOCUS report.

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Members
IASG Alternatives, LLC

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of IASG Alternatives, LLC (the Firm) is responsible for its Form SIPC 7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Firm has agreed to and acknowledged that the procedures performed are

appropriate to meet the intended purposes of assisting you and SIPC in evaluating the Firm's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was engaged by the Company to perform this agreed-upon procedures engagement and conducted my engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). I was not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Firm's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

IASG Alternatives, LLC

I am required to be independent of the Firm and to meet my other ethical responsibilities in accordance with the relevant ethical requirements related to my agreed-upon procedures engagement.

This report is intended solely for the information and use of the Firm and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
March 23, 2026

IASG Alternatives, LLC

THOMAS FAUST, CPA

Certified Public Accountant

174 Coldbrook Ct.

Lafayette, IN 47909

(765) 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
IASG Alternatives, LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) IASG Alternatives, LLC (the Firm) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Firm stated that the Firm has met the identified exemption provision throughout the most recent fiscal year without exception.

The Firm is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §

240.17a-5 are limited to selling tax shelters or limited partnerships to primary distributions; selling tax shelters and limited partnerships in the secondary market; private placements of securities; selling interests in mortgages or other receivables; investment banking, and the Firm 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

IASG Alternatives, LLC's management is responsible for compliance with exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Firm Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about IASG Alternatives, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
March 23, 2026

IASG Alternatives, LLC



To Whom it may concern:

IASG Alternatives, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5,"Reports to be made by certain brokers and dealers") This Exemption report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, states the following:

(1) IASG Alternatives, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) IASG Alternatives, LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Firm limits its business activities exclusively to 1) selling tax shelters or limited partnerships in primary distributions; selling tax shelters or limited partnerships in the secondary market; private placements of securities: selling interests in mortgages or other receivables; investment banking, and the Firm; (1) did not directly or indirectly receive, hold, or otherwise owe funds or

securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

IASG Alternatives, LLC has met these exemption provisions throughout the most recent fiscal year ended December 31, 2025 without exception.

Tyler Resch

Principal